August 1, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Tony Watson and Joel Parker

Re:	SeaWorld Entertainment, Inc. Form 10-K for the Fiscal Year Ended December 31, 2021 Filed February 28, 2022 File No. 001-35883

Ladies and Gentlemen:

On behalf of SeaWorld Entertainment, Inc., a Delaware corporation (the “Company”), we are responding to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter, dated July 27, 2022 (the “10-K Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, filed February 28, 2022 (the “Form 10-K”).

To assist your review, set forth below in bold is the comment of the Staff contained in the 10-K Comment Letter, and immediately below the comment is the response of the Company with respect thereto.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 56

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We note that you have identified a material weakness in your control environment. Please revise your disclosure to provide further insight into the nature of the material weakness, including the specific Board oversight that was deficient and its impact on your financial reporting and ICFR. Refer to Section II.B.3 of SEC Release No. 33-8810.

As identified in Part II, Item 9A of the Company’s Form 10-K, the material weakness described therein resulted because the Company did not have sufficient policies and procedures related to Board oversight of certain Board engagement within the Company’s control environment.  In particular, the material weakness related to a lack of sufficient policies and procedures surrounding the frequency, manner and extent in which Board members engage with management, particularly resulting, in part, from increased Board engagement with management,

6240 Sea Harbor Drive | Orlando, FL 32821

which the Company disclosed under Part I, Item 1. “Business—Recent Developments—Current Operating Environment” of the Form 10-K.  As a result, management and the Board determined that it should establish and/or enhance additional policies and procedures relating to Board engagement and establish a process to evaluate adherence to these policies and procedures. The Company performed an initial risk assessment and identified a number of actions to address this deficiency.  For example, the Company established an independent lead director role, revised certain procedures for Board and management interactions and communications, and initiated and conducted training and education for the Board and management related to this deficiency.

The Company respectfully advises the Staff that it believes its existing disclosures in Item 9A of the Form 10-K meet the requirements of Item 308 of Regulation S-K relating to internal control over financial reporting.  In particular, management has disclosed its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, including a statement indicating its principal executive officer and principal financial officer concluded that the Company did not maintain effective internal control over financial reporting (“ICFR”) as of December 31, 2021.  In accordance with this guidance, management also disclosed that a material weakness was identified within the Company’s control environment and described the nature of it as such, specifically that the Company does not have sufficient policies and procedures related to Board oversight of certain Board engagement within the Company’s control environment. Importantly, the control deficiency did not result in a material misstatement of any of the Company’s annual or interim consolidated financial statements, as disclosed in the Form 10-K.

Management has further reviewed the SEC Interpretive Release No. 33-8810 (the “Release”), Section II B.3., and acknowledges that the Release states:

Beyond specifically stating that the material weaknesses exist, companies should also consider including the following in their disclosures:

•	The nature of any material weakness,
•	Its impact on the company’s financial reporting and its ICFR, and
•	Management’s current plans, if any, or actions already undertaken, for remediating the material weakness.

In accordance with the above, the Form 10-K disclosed that a material weakness was identified within the Company’s control environment, described the nature of the material weakness and its impact on the Company’s financial reporting and ICFR, and provided management’s current plans and actions undertaken at the time for remediating the material weakness.

As a result of the foregoing, the Company believes its existing disclosures in Item 9A of the Form 10-K adhere to the required disclosures in the authoritative guidance.  That said, in response to the Staff’s comment, the Company will provide further insight in the status update section relating to its ongoing remediation efforts in future filings, to the extent applicable, including in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, within Part I, Item 4, Controls and Procedures, which will read substantially as follows:

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Status Update

Management and our Board of Directors are committed to remediating the above noted material weakness to address the deficiency within the control environment. Based upon a recommendation of the Audit Committee, the Board formed a committee (the “Committee”) and engaged independent consultants to advise the Committee and management as it relates to this deficiency to develop and execute on a remediation plan.

Management has performed an initial risk assessment to address this deficiency.  As a result of this assessment, management and the Committee identified actions to remediate the material weakness, including completing the following actions:

•	Revised procedures for Board and management interactions and communications.
•	Initiated and conducted training and education for members of the Board and certain members of senior management.
•	Established an independent lead director role whose responsibilities, amongst others, include acting as a liaison and monitoring Board and management engagement.
•	Enhanced our evaluation of the control environment.
•	Designed and implementing certain new controls.

Management will continue to perform ongoing risk assessment procedures, including continued enhancement, design and implementation of relevant controls, and will assess and test the effectiveness of these remediation efforts.  The material weakness cannot be considered remediated until remediation efforts have operated for a sufficient period of time and management has concluded, that the material weakness has been resolved. We will continue to assess the effectiveness of our remediation efforts in connection with our evaluations of internal control over financial reporting.

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We respectfully request an opportunity to discuss any additional comments or questions the Staff may have in advance of any written response the Staff may intend to provide in connection with the foregoing, and we are available to discuss with you at your earliest convenience. Please do not hesitate to contact the undersigned at (407) 226-5011 or Chelle.Adams@seaworld.com if you have other comments or questions.

Sincerely,

/s/ Michelle F. Adams

Michelle F. Adams

Chief Financial Officer and Treasurer

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